Filed by Andina II Holdco Corp. pursuant to

Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Andina Acquisition Corp. II (File No. 001-37628)

Commission File No. for the Related Registration Statement: 333- 221723